UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 15, 2014

Wesbanco, Inc.
(Exact name of registrant as specified in its charter)

West Virginia	000-08467	55-0571723
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

1 Bank Plaza, Wheeling, WV	26003
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code       (304) 234-9000

Former name or former address, if changed since last report  Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

As previously announced, Wesbanco, Inc. (“WesBanco”) and ESB Financial Corporation (“ESB”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 29, 2014, providing for the merger of ESB with and into WesBanco with WesBanco surviving (the “Proposed Merger”).  WesBanco and ESB recently became aware of two putative class action complaints filed by purported shareholders of ESB relating to the Proposed Merger.

The State Court Complaint

On November 21, 2014, Randall Kress, a purported shareholder of ESB, filed a putative shareholder derivative and class action complaint in the Court of Common Pleas of Lawrence County, Pennsylvania (the “State Court Complaint”) naming ESB Bank, ESB’s board of directors (the “Director Defendants”) and WesBanco as defendants, and ESB as a nominal defendant (collectively, the “State Court Defendants”).  The case is captioned and numbered Randall Kress v. ESB Bank, Case No. 11185/14 CA.  The State Court Complaint makes various allegations against the State Court Defendants relating to the Proposed Merger, including that the Director Defendants breached their fiduciary duties to ESB’s shareholders and ESB by aproving the Proposed Merger and that ESB and WesBanco aided and abetted those alleged breaches.  The State Court Complaint generally seeks an injunction barring the State Court Defendants from consummating the Proposed Merger.  To the extent that the Proposed Merger is completed before the court enters judgment, the State Court Complaint alternatively seeks rescission of the Merger or rescissory damages, an accounting for all damages suffered as a result of the alleged breaches of fiduciary duty, and an award of the costs incurred in prosecuting the case, including attorneys’ fees and costs.

The State Court Complaint has not yet been served on any of the State Court Defendants.

The Federal Court Complaint

On December 15, 2014, James Elliott, a purported shareholder of ESB, filed a putative class action complaint in the United States District Court for the Western District of Pennsylvania (the “Federal Court Complaint”) naming as as defendants ESB, the Director Defendants and WesBanco (collectively, the “Federal Court Defendants”).  The case is captioned and numbered  James Elliott vs. ESB Financial, Inc., et al., Case No. 2:14-cv-01689-MRH.  The Federal Court Complaint makes various allegations against the Federal CourtDefendants relating to the Proposed Merger, including that the Registration Statement on Form S-4 filed on November 20, 2014 in connection with the Proposed Merger omits certain information allegedly necessary for ESB’s shareholders to make an informed vote on the Proposed Merger, that the Director Defendants breached their fiduciary duties to ESB’s shareholders in approving the Proposed Merger, and that ESB and WesBanco aided and abetted those alleged breaches. The Federal Court Complaint generally seeks an injunction barring the Federal Court Defendants from consummating the Proposed Merger. To the extent that the Proposed Merger is completed before the court enters judgment, the Federal Court Complaint alternatively seeks rescission of the Merger or rescissory damages, an accounting for all resulting losses and damages suffered as a result of the alleged breaches of fiduciary duty, and an award of the costs and expenses incurred in prosecuting the case, including attorneys’ fees and costs.

The Federal Court Defendants have accepted service of the Federal Court Complaint.

WesBanco and ESB believe the allegations in the State Court Complaint and the Federal Court Complaint are without merit and intend to defend vigorously against those allegations.

Additional Information About the Merger and Where to Find It

WesBanco has filed a Registration Statement on Form S-4 with the SEC, which was declared effective on December 11, 2014, and which includes the joint proxy statement of WesBanco and ESB for their respective shareholder meetings and the prospectus of WesBanco.  SHAREHOLDERS OF WESBANCO AND ESB AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  In addition, the Registration Statement on Form S-4, which includes the Joint Proxy Statements/Prospectus, and other related documents filed by WesBanco or ESB with the SEC, may be obtained for free at the SEC’s website at http://www.sec.gov, and from either applicable website of WesBanco or ESB at http://www.wesbanco.com or http://www.esbbank.com, respectively.  Additionally, investors and security holders may obtain, without charge, copies of the documents that WesBanco has filed with the SEC by contacting Linda M. Woodfin, Secretary, WesBanco, Inc, One Bank Plaza, Wheeling, WV 26003, telephone: (304) 234-9000, and copies of the documents that ESB has filed with the SEC by contacting Frank D. Martz, Group Senior Vice President of Operations and Secretary, ESB Financial Corporation, 600 Lawrence Avenue, Ellwood City, PA 16117, telephone: (724) 758-5584.

Participants in the Solicitation

WesBanco and ESB and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of WesBanco and ESB in connection with the Proposed Merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2014 annual meeting of shareholders, as filed with the SEC on March 14, 2014.  Information about the directors and executive officers of ESB is set forth in the proxy statement for ESB’s 2014 annual meeting of shareholders, as filed with the SEC on March 14, 2014.  Additional information regarding the interests of those participants in connection with the Merger and other persons who may be deemed participants in the solicitation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the Proposed Merger, which was first mailed to shareholders of WesBanco and ESB on or about December 15, 2014.  You can obtain free copies of these documents from the SEC, WesBanco or ESB using the website information above or by requesting such documents from WesBanco or ESB, as applicable, at the contact information above.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WesBanco, Inc.
(Registrant)

Date: December 19, 2014	/s/ Robert H. Young
Robert H. Young
Executive Vice President and
Chief Financial Officer